AGENIX LIMITED
11 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.net

04035199

82-34639

SUPPL

SEC#82-5258

21 June 2004

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

JUN 30 2004

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange on 21 June 2004.

We are providing a copy of this announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Neil Leggett
Company Secretary

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

AGENIX

Company Announcement

Agenix Presents ThromboView® Findings to International Imaging Conference

21 June 2004

An international forum of nuclear medicine experts yesterday heard Australian-based biotechnology company Agenix Limited (ASX: AGX, NASDAQ OTC: AGXLY) report that international researchers had found promising safety and dosimetry results for its blood-clot imaging technology, ThromboView®.

In a presentation to the 51st Annual Society of Nuclear Medicine (SNM) in Philadelphia, Agenix principal investigator Dr David Macfarlane, of the Royal Brisbane Hospital, unveiled the results of a study into ThromboView® conducted in preparation for Phase II trials scheduled to commence in North America later this year.

Attracting more than 3,800 nuclear medicine experts from 72 countries, the SNM annual meeting is the world's largest forum for diagnostic, therapeutic and investigational uses of radiopharmaceuticals.

The study involved 32 healthy human subjects and assessed the safety, pharmacokinetics and dosimetry of four increasing doses of ThromboView®.

Dr Macfarlane said all tests found there were no adverse effects and no evidence of immune activation attributed to ThromboView®.

"This is an important step forward in the development of ThromboView®," Dr Macfarlane said.

"ThromboView® is exhibiting all the characteristics that you would want to see in an imaging agent. It clears rapidly from the system, there is minimal binding to normal tissues and its dosimetry is comparable to other diagnostic radiopharmaceuticals.

"This gives us confidence to proceed to the Phase II trials particularly given the high affinity and specificity for the target on blood clots seen in pre-clinical studies."

Agenix Managing Director Don Home said the study results verified the potential for ThromboView® and supported the company's commitment to the product's ongoing clinical development in patients with blood clots.

"We believe ThromboView® can assist the accurate diagnosis of a range of patients who present with a suspicion of blood clots and enable the physician to prescribe appropriate treatment with confidence," Mr Home said.

"ThromboView® could revolutionise the US $3 billion global blood-clot diagnostic imaging market."

Agenix Scientific Advisory Board Chairman, Professor Paul Eisenberg said a key differentiator of Thromboview® over other imaging technologies is its potential ability to image both Deep Vein Thrombosis (DVT) and Pulmonary Emboli (PE) using a single test.

"Accurate and timely detection of blood clots remained a major issue for health authorities around the world, with approximately 930,000 cases of Pulmonary Embolism occurring in Europe and the US each year alone," Professor Eisenberg said.

"Undetected and untreated thromboembolism is the third highest cause of cardiovascular death worldwide and unfortunately all current clot detection methods have limitations. Newer diagnostic tools are required to enable reliable detection of the disease in all patient types."

ThromboView® is a novel clot-imaging agent that utilises a small fragment of an antibody specific to blood clots, labeled with a commonly used radioisotope. The product is scheduled to enter Phase II trials in North America later this year where it will be compared to currently available diagnostic methods, in accordance with FDA regulatory guidelines.

The results of the study follow the announcement on 9 June 2004 that Agenix had upgraded its projected peak sales of ThromboView® from approximately AUD$320 million to AUD$570 million within eight years of launch. The project profits after tax attributable to ThromboView® at peak sales have been increased from $64 million to around $200 million.

ENDS

For more information contact:

Donald Home
Managing Director
Agenix Limited
Ph: +61 (0)438 500 255

Fran Rossberg
Senior Consultant
Rowland Communication Group
Ph: +61 (0)422 980 120

Agenix Limited [ASX:AGX, NASDAQ OTC:AGXLY] is a listed company based in Brisbane, Australia. It manufactures, distributes and markets human and veterinary diagnostic test kits, over-the-counter pharmaceuticals and infant-care products via its wholly owned subsidiaries AGEN Biomedical and Milton Pharmaceuticals. Agenix focuses on developing a horizontally integrated product portfolio to service the needs of the acute phase thrombosis market. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which is currently undergoing human trials. ThromboView® uses radiolabelled antibodies to locate blood clots in the body. It could revolutionise the US $3 billion global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Federal Government through its START scheme. Agenix employs 200 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical.

www.agenix.com